Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2025 and 2024 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2025	2024
	$ millions
Current assets
Cash and cash equivalents	915	1,016
Trade receivables	121	80
Short-term derivative instruments	8	-
Other investments	115	143
Other current assets	22	24
Total current assets	1,181	1,263
Non-current assets
Investment in OPC’s associated companies	1,569	1,459
Long-term restricted cash	16	16
Long-term derivative instruments	14	28
Deferred taxes, net	2	3
Property, plant and equipment, net	1,239	1,156
Intangible assets, net	79	72
Long-term prepaid expenses and other non-current assets	43	41
Right-of-use assets, net	193	175
Total non-current assets	3,155	2,950
Total assets	4,336	4,213
Current liabilities
Current maturities of loans from banks and others	101	85
Trade and other payables	169	94
Current maturities of lease liabilities	3	4
Total current liabilities	273	183
Non-current liabilities
Long-term loans from banks and others	844	727
Debentures	459	456
Deferred taxes, net	150	148
Other non-current liabilities	6	31
Long-term lease liabilities	8	9
Total non-current liabilities	1,467	1,371
Total liabilities	1,740	1,554
Equity
Share capital	50	50
Translation reserve	17	3
Capital reserve	57	64
Accumulated profit	1,265	1,491
Equity attributable to owners of the Company	1,389	1,608
Non-controlling interests	1,207	1,051
Total equity	2,596	2,659
Total liabilities and equity	4,336	4,213

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	$ millions		$ millions
Revenue	378	355	196	181
Cost of sales and services (excluding depreciation and amortization)	(289)	(247)	(150)	(129)
Depreciation and amortization	(33)	(42)	(17)	(22)
Gross profit	56	66	29	30
Selling, general and administrative expenses	(48)	(43)	(31)	(22)
Other expenses, net	(1)	(7)	-	1
Operating profit/(loss)	7	16	(2)	9
Financing expenses	(45)	(51)	(21)	(31)
Financing income	22	20	9	8
Financing expenses, net	(23)	(31)	(12)	(23)
Gains related to ZIM	-	111	-	111
Dividend income	-	6	-	6
Share in profit of OPC’s associated companies, net	59	23	21	4
Profit before income taxes	43	125	7	107
Income tax expense	(10)	(8)	(1)	-
Profit for the year	33	117	6	107
Attributable to:
Kenon’s shareholders	17	121	5	112
Non-controlling interests	16	(4)	1	(5)
Profit for the period	33	117	6	107

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	0.32	2.28	0.10	2.13

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2025	2024
	$ millions
Cash flows from operating activities
Profit for the period	33	117
Adjustments:
Depreciation and amortization	36	44
Diesel fuel consumption	5	2
Financing expenses, net	23	31
Gains related to ZIM	-	(111)
Share in profit of associated companies, net	(59)	(23)
Share-based payments	11	3
Other expenses, net	1	8
Income tax expense	10	8
	60	79
Change in trade and other receivables	(37)	(28)
Change in trade and other payables	31	24
Cash generated from operating activities	54	75
Income tax paid	-	(1)
Dividends received from associate companies, net	27	13
Net cash provided by operating activities	81	87

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2025	2024
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	-	(1)
Short-term collaterals deposits, net	-	2
Investment in long-term deposit, net	2	1
Investment in associated companies, less cash acquired	(110)	(8)
Acquisition of property, plant and equipment	(38)	(137)
Proceed from sale of interest in ZIM	-	111
Proceed from distribution from associated company	1	-
Proceeds from other investments	31	56
Interest received	18	13
Proceeds from transactions in derivatives, net	5	-
Net cash (used in)/provided by investing activities	(91)	37

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(56)	(66)
Repayment of short-term loans	(1)	(55)
Investments of non-controlling interests in subsidiary	10	9
Tax equity investment	-	41
Proceeds from issuance of share capital	143	-
Proceeds from issuance of debentures, less issuance expenses	-	52
Proceeds from long-term loans	88	16
Proceeds from derivative financial instruments, net	5	1
Dividend paid	(253)	(201)
Repurchased of own shares	(10)	-
Interest paid	(25)	(31)
Net cash used in financing activities	(99)	(234)

Decrease in cash and cash equivalents	(109)	(110)
Cash and cash equivalents at beginning of the year	1,016	697
Effect of exchange rate fluctuations on balances of cash and cash equivalents	8	(1)
Cash and cash equivalents at end of the period	915	586

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the six months ended June 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	299	79	-	378
Depreciation and amortization	(36)	-	-	(36)
Financing income	3	3	16	22
Financing expenses	(19)	(20)	(6)	(45)
Share in profit of associated companies	-	59	-	59
Profit before taxes	17	17	9	43
Income tax (expense)/benefits	(9)	2	(3)	(10)
Profit for the period	8	19	6	33

	For the six months ended June 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	291	64	-	-	355
Depreciation and amortization	(33)	(13)	-	-	(46)
Financing income	4	2	-	14	20
Financing expenses	(32)	(15)	-	(4)	(51)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	23	-	-	23
Profit before taxes	3	1	111	10	125
Income tax expense	(7)	-	-	(1)	(8)
(Loss)/profit for the period	(4)	1	111	9	117

	For the three months ended June 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	153	43	-	196
Depreciation and amortization	(18)	-	-	(18)
Financing income	1	2	6	9
Financing expenses	(5)	(18)	1	(22)
Share in profit of associated companies	-	21	-	21
Profit/(loss) before taxes	12	(11)	6	7
Income tax (expense)/benefits	(6)	6	(1)	(1)
Profit/(loss) for the period	6	(5)	5	6

	For the three months ended June 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	146	35	-	-	181
Depreciation and amortization	(17)	(7)	-	-	(24)
Financing income	1	1	-	6	8
Financing expenses	(17)	(8)	-	(6)	(31)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	4	-	-	23
(Loss)/profit before taxes	(1)	(6)	111	3	107
Income tax (expense)/ benefits	(1)	1	-	-	(8)
(Loss)/profit for the period	(2)	(5)	111	3	107

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	$ millions		$ millions
Revenue	378	355	196	181
Cost of sales (excluding depreciation and amortization)	(289)	(247)	(150)	(129)
Depreciation and amortization	(33)	(42)	(16)	(24)
Gross profit	56	66	30	28
Selling, general and administrative expenses	(43)	(38)	(28)	(17)
Other expenses, net	(5)	(7)	(2)	(1)
Operating profit	8	21	-	12
Financing expenses	(39)	(47)	(23)	(25)
Financing income	6	6	3	2
Financing expenses, net	(33)	(41)	(20)	(23)
Share in profit of associated companies, net	59	23	21	4
Profit/(loss) before income taxes	34	4	1	(7)
Income tax expense	(7)	(7)	-	-
Profit/(loss) for the period	27	3	1	(7)

Attributable to:
Equity holders of the company	20	1	1	(4)
Non-controlling interest	7	(4)	-	(3)
Profit/(loss) for the period	27	(3)	1	(7)

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	$ millions		$ millions
Cash flows provided by operating activities	78	89	13	17
Cash flows used in investing activities	(140)	(139)	(53)	(71)
Cash flows provided by financing activities	250	(34)	262	21
Increase/(decrease) in cash and cash equivalents	188	(84)	222	(33)
Cash and cash equivalents at beginning of the year	264	278	264	278
Effect of exchange rate fluctuations on balances of cash and cash equivalents	18	(1)	22	(2)
Cash and cash equivalents at end of the period	470	192	470	192

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	June 30, 2025	December 31, 2024
	$ millions
Total financial liabilities[1]	1,403	1,267
Total monetary assets[2]	487	280
Investment in associated companies	1,568	1,459
Total equity attributable to the owners	1,564	1,303
Total assets	3,772	3,309

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share of associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate share of associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses and income tax expenses (if any) of associated companies.  EBITDA and Adjusted EBITDA including proportionate share of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share of associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share of associated companies may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2025	2024
	$ millions
Profit for the period	1	(7)
Depreciation and amortization	18	24
Financing expenses, net	20	23
Income tax expense	-	-
EBITDA	39	40
Share of depreciation and amortization and financing expenses included within share of profit of associated companies, net	50	26
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	1	-
Adjusted EBITDA including proportionate share of associated companies	90	66